SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

Schedule 13D


INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-2 (a)

Body Central Corp.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

09689U102
(CUSIP Number)

Diversified Investment Strategies, LLC
Attn: Shane Haag, Chief Compliance Officer
11939 Bricksome Avenue
Baton Rouge, LA 70816

COPY TO:
Stephen Galletto, Esq.
c/o Stark & Stark, PC
PO Box 5315, Princeton NJ 08543
(609) 895-7394
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


April 23, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D,and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purposes of Section 18 of the Securities Exchange Act of 1934 Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)


CUSIP No.09689U102


1. Name of Reporting Person
Diversified Investment Strategies, LLC


2. Check the Appropriate Box if a Member of a Group


(a) N/A


(b)N/A


3. SEC Use Only


4. Source of Funds
OO


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


6. Citizenship or Place of Organization
Louisiana

Number of Shares Beneficially
Owned by Each Reporting Person With

7. Sole Voting Power
0



8. Shared Voting Power
0



9. Sole Dispositive Power
0



10. Shared Dispositive Power
1,031,925

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,031,925


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]


13. Percent of Class Represented by Amount in Row (11)
6.21


14. Type of Reporting Person
IA
 _________________________
The calculation of the foregoing percentage is based on 16,615,513 common shares of the Issuer outstanding as of March 17, 2014 as disclosed in the Issuers Form 10-K for the year ended December 28, 2013.


ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this Schedule 13D) relates to the common stock, par value $0.001per share (the Common Stock), of Body Central Corp., a Delaware corporation (the Company). The Companys principal executive offices are located at
6225 Powers Avenue, Jacksonville, FL 32217.

ITEM 2. IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of Diversified Investment Strategies, LLC, a Delaware limited liability company, currently operating as a registered investment adviser
(the Reporting Person). The Reporting Persons principal address is 11939 Bricksome Avenue, Baton Rouge, LA 70816.

(d) None of the Reporting Person(s), individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Person(s) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person is a registered investment adviser with discretionary authority to purchase individual securities on behalf of its clients. All shares subject to this report were purchased on behalf of individual client accounts using each respective clients personal funds. All of the Issuers common shares acquired by the Reporting Persons clients were paid for using clients funds. The amounts of funds paid for these securities are not provided because these transactions have occurred over a number of years and the Reporting Person would have to go to an unreasonable amount of time and expense to provide the amount of funds paid for all of the securities.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons purchased the Shares based on the Reporting Persons belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things the purchase or sale of Shares on the open market or otherwise on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuers financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board of Directors (the Board) of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a,b) The Reporting Person, as a beneficial owner, shares dispositive power of 1,031,925 shares of common, par value $0.001 stock. As of March 17, 2014, the shares over which the Reporting Person, as a beneficial owner, shared dispositive power over amounted to 6.21% of the issuers total outstanding shares.

The Reporting Person does not have sole or shared authority to vote the shares.

The Reporting Person does not have the sole power to dispose of the shares.

(c) 	Date             No. Shares         Transaction         Avg. Price
       4/17/2014           99,800               buy               1.0161
       4/22/2014           30,700               buy               1.0157
       4/23/2014           63,700               buy               1.0188
       4/29/2014           30,000               buy               1.0954
       4/30/2014           152,050              buy               1.0562

All shares purchased on the open market and held within multiple clients accounts at Charles Schwab. James Pope of Diversified Investment
Strategies, LLC was responsible for effecting each of the above transactions.

(d) Not applicable.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2014


By: /s/ Shane Haag
Name: Shane Haag
Diversified Investment Strategies, LLC
Chief Compliance Officer